Exhibit (a)(5)(v)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ADELE BRODY, Individually and on behalf of all	)
others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
HEARST-ARGYLE TELEVISION INC.,	)
HEARST CORPORATION, VICTOR F	)
GANZI, DAVID J. BARRETT, FRANK A.	)
BENNACK, JR., JOHN G. CONOMIKES,	)
KEN J. ELKINS, GEORGE R. HEARST, JR.,	)
WILLIAM RANDOLPH HEARST III, BOB	)
MARBUT, GILBERT C. MAURER,	)
MICHAEL E. PULITZER, DAVID PULVER	)
and CAROLINE L. WILLIAMS,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

1. This action arises out of an unlawful scheme and plan to enable Hearst Corporation (“Hearst Corp.”), the majority shareholder of Hearst-Argyle Television Inc. (“Hearst-Argyle” or the “Company”), to acquire the minority stake in Hearst-Argyle that it does not already own for grossly inadequate consideration and in breach of defendants’ fiduciary duties (the “Buyout Transaction”). Plaintiff alleges that she and the other public stockholders of the Company’s common stock are entitled to enjoin the Buyout Transaction, or alternatively, to recover damages in the event the Buyout Transaction is consummated. Plaintiff brings this action on behalf of the minority public holders of the outstanding common stock of the Company for injunctive and other relief in connection with a carefully-timed and structured plan and scheme conceived by defendants.

THE PARTIES

2. Plaintiff Adele Brody is, and at all relevant times was, the owner of shares of the Company’s common stock.

3. Defendant Hearst-Argyle is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 300 West 57th Street, New York, NY. The Company engages, together with its subsidiaries, in the ownership and operation of network-affiliated television stations in the United States. As of December 31, 2006, Hearst-Argyle owned approximately 26 television stations. The Company is a subsidiary of Hearst Corp.

4. Defendant Hearst Corp. controls approximately 52% of the Company’s outstanding Series A Common Stock and 100% of the Series B common stock, representing in the aggregate approximately 73% of both the outstanding equity and general voting power of Hearst-Argyle.

5. Defendant Victor F. Ganzi (“Ganzi”) has served as chairman of the Company’s Board of Directors (the “Board”) at all relevant times from January 2003 to the present; and as a director of the Company at all relevant times from August 1997 to the present. Defendant Ganzi served as executive vice president of Hearst Corp. from March 1997 through May 2002 and as chief operating officer of Hearst Corp. from March 1998 through May 2002. Defendant Ganzi is current member of Hearst Corp’s board of directors, a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and the Hearst Foundation.

6. Defendant David J. Barrett (“Barrett”) has served as a director of the Company at all relevant times from August 1997 to the present; as president of the Company at all relevant times since June 1999; and as chief executive officer of the Company at all relevant times from January to the present. Prior to 1997, defendant Barrett served as a vice president of Hearst Corp and deputy general manager of Hearst Corp’s broadcast group since January 1991.

7. Defendant Frank A. Bennack, Jr. (“Bennack”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant Bennack served as president and chief executive officers of Hearst Corp. from January 1979 through May 2002. Since June 1, 2002, defendant Bennack has served as vice chairman of Hearst Corp.’s board of directors and chairman of the executive committee of Hearst Corp.’s board of directors. Defendant Bennack is a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and the Hearst Foundation.

8. Defendant John G. Conomikes (“Conomikes”) has served as a director of the Company at all relevant times from August 1997 to the present and as president and co-chief executive officer from August 1997 to June 1999. From June 1999 to November 2002, defendant Conomikes served as senior vice president of Hearst Corp. Prior to August 1997, defendant Conomikes served as a vice president of Hearst Corp, prior to which defendant Conomikes held a variety of other positions with the Hearst Corp. Defendant Conomikes is a current member of Hearst Corp.’s board of directors, a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and the Hearst Foundation.

9. Defendant Ken J. Elkins (“Elkins”) has served as a director of the Company at all relevant times from March 1999 to the present.

10. Defendant George R. Hearst, Jr. (“G.R. Hearst”) is a director of the Company.

11. Defendant William Randolph Hearst, III (“W.R. Hearst”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant W.R. Hearst is a current member of Hearst Corp.’s board of directors, a trustee of the trust established under the will of William Randolph Hearst, president and director of the William Randolph Hearst Foundation and vice president and director of the Hearst Foundation. Defendant W.R. Hearst is a cousin of defendant G.R. Hearst.

12. Defendant Bob Marbut (“Marbut”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant Marbut served as co-chief executive officer and chairman of the Board from August 19, 1997 through December 2002.

13. Defendant Gilbert C. Maurer (“Maurer”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant Marbut served as chief operating officer of Hearst Corp. from March 1990 until March 1998 and as executive vice president of Hearst Corp. from June 1985 until September 1998. Defendant Maurer currently serves as a consultant to Hearst Corp., and as a member of Hearst Corp.’s board of directors, and as a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and the Hearst Foundation.

14. Defendant Michael E. Pulitzer (“Pulitzer”) has served as a director of the Company at all relevant times from March 1999 to the present.

15. Defendant David Pulver (“Pulver”) has served as a director of the Company at all relevant times from December 1994 to the present.

16. Defendant Caroline L. Williams (“Williams”) has served as a director of the Company at all relevant times from 1994 to the present.

17. Defendants Ganzi, Barrett, Bennack, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut, Maurer, Pulitzer, Pulver and Williams are referred to collectively herein as the “Individual Defendants.”

18. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties of good faith, loyalty, fair dealing, due care and candor to plaintiff and the other members of the Class (as defined below).

19. Hearst Corp., as the controlling shareholder of Hearst-Argyle, owes a fiduciary duty to the public shareholders of Hearst-Argyle not to use its controlling position to wrongfully benefit itself at the public shareholders’ expense.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of herself and all other stockholders of the Company and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”). Excluded from the Class are the defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

21. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, as of August 29, 2007, there were 93.87 million shares of common stock outstanding, with approximately just less than half of those shares owned by shareholders other than defendants. The non-defendant shareholders are believed to be geographically dispersed throughout the United States. The Company’s common stock is listed and actively traded on the New York Stock Exchange;

(b) there are questions of law and fact which are common to members of the Class, including inter alia, the following:

(i) whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

(ii) whether the Individual Defendants and Hearst Corp., as directors and/or officers of the Company and/or as significant shareholders of Hearst-Argyle, have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

(iii) whether defendants have disclosed all material facts in connection with the challenged transaction; and

(iv) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

(c) the claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class; and

(d) the plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

SUBSTANTIVE ALLEGATIONS

22. Hearst-Argyle stock traded as high as $28.16 per share on April 17, 2007.

23. On July 26, 2007, shares of Hearst-Argyle fell 13% after the Company reported lower second quarter earnings on increased expenses and lower advertising revenue.

24. On July 27, 2007, shares of Hearst-Argyle rose 3.5% to $20.62 after a Deutsche Bank analyst upgraded the stock from “Hold” to “Buy “ stating that the prior day’s price drop represents a buying opportunity for investors. In addition to an improved outlook for automotive advertising revenue for the Company, the analyst noted that the Company’s websites are gaining traction, with increased monthly page views and video streams, and that “investors may not fully appreciate the potential of [the Company’s] online strategy”, and that the Company is well-positioned to capture political advertising dollars related to the 2008 presidential race.

25. On August 24, 2007, Hearst Corp. announced that it had offered to acquire the remaining outstanding shares of Hearst-Argyle Series A common stock (NYSE: HTV) that it did not already own for $23.50 per share in cash (the “Buyout Price”). The aggregate consideration payable under the proposal for the public stake is approximately $600 million. Upon completion of the Buyout Transaction, Hearst-Argyle would become a wholly owned subsidiary of Hearst Corp.

26. On August 27, 2007, Hearst-Argyle announced that it had formed a special committee of its board of directors to consider the Buyout Transaction. Shares of Hearst-Argyle traded on August 27 at $25 per share.

27. The purpose of the Buyout Transaction is to enable Hearst Corp. to acquire 100% equity ownership of the Company and its valuable assets for its own benefit at the expense of the Company’s public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.

28. Hearst Corp. is intent on paying the lowest price to plaintiff and the Class, whereas it and the Individual defendants are duty-bound to maximize shareholder value. The Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Hearst-Argyle’s public shareholders. Among other things, Hearst Corp. controls the Company and its proxy machinery.

29. Further examples of defendants’ conflicts of interest include the fact that defendant Ganzi is the president and chief executive officer of Hearst Corp; defendant Barrett is a former vice-president of Hearst Corp.; defendant Bennack is vice chairman of the board of directors of Hearst Corp. and chairman of Hearst Corp.’s executive committee; defendant Conomikes is a former senior vice president of Hearst Corp.; defendant G.R. Hearst is the former chairman of Hearst Corp.’s board of directors; defendant W.R. Hearst is a director of Hearst Corp.; defendant Maurer is a former chief operating officer and executive vice president of Hearst Corp. and a current director of Hearst Corp.

30. Thus, the Board is so conflicted and beholden to Hearst Corp. that no combination of 8 of the defendant directors can be considered “independent” and, thus independence is but illusory protection to Hearst-Argyle’s public shareholders.

31. Because Hearst Corp. has a 52% controlling interest in the Company’s common stock, no third party bid for the Company could possibly succeed, as a practical matter, because the success of any such bid would require the consent and cooperation of Hearst Corp. Thus, defendants will be able to proceed with the Buyout Transaction without an auction or other type of market check to maximize value for the Company’s public shareholders.

32. Essentially, Hearst Corp. has engineered and timed the Buyout Transaction to freeze out Hearst-Argyle’s public shareholders by taking advantage of a temporary downturn in HearstArgyle’s market price and to allow it to capture the benefits of Hearst-Argyle’s promising future potential, especially in light of the analyst upgrade on July 27, 2007, without paying adequate or fair consideration to the Company’s public shareholders.

33. The object of the plan and scheme is to buy out the public stockholders of the Company at an unfair price, significantly below the underlying and real value of the Company, in a transaction which is unfairly timed and inadequately disclosed.

34. Hearst Corp. will reap significant benefits from the Buyout transaction. Thus a substantial reason for the proposal is to enable the Hearst Corp. and its affiliates to reap the benefits that have, in essence, by paid for by Hearst-Argyle and its public shareholders.

35. The consideration of $23.50 per share to be paid to Class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of the Company is materially in excess of $23.50, giving due consideration to the prospects for growth and profitability of the Company in light of its revenues and earnings power, present and future; and (b) the $23.50 Buyout Price offers an inadequate premium to the public stockholders of the Company.

36. Specifically, the Buyout Transaction is the product of unfair dealing, and the price of $23.50 per share to be paid to the Class members is so grossly inadequate as to constitute a gross breach of trust committed by defendants against the public stockholders because, among other things:

(a) The timing of the Buyout Transaction is designed to take advantage of the improving financial condition of the Company and have it accrue to the benefit of Hearst Corp. at the expense of the minority public shareholders. During the Company’s second quarter 2006 earnings conference call, management, specifically defendant Barrett, stated the following about the Company and its share price:

I believe we’re one of the strongest companies in the business, as evidenced by the quality of our stations and our people, the quality of our earnings, and the strength of our balance sheet. These are challenging times, but we feel we are up for the challenge. We are frustrated with the weakness of our stock price, but believe that HTV shares represent outstanding value for investors.

The Company’s share price the day before that earnings conference call was just below $21.00. In response to a question about the Company’s year-to-date stock performance during the Company’s second quarter 2007 earnings conference call, defendant Barrett stated:

We’re talking about a moment in time here, and I don’t think that the market is appreciating the value of the assets we have, the strong brand performance of these stations, and the digital initiatives. I think we are way ahead of the pack in terms of many of the things that we’re doing, and the quality of our earnings is better than most of the people that we compete with, and the market isn’t focused on that right now. It’s very short-term focused. We’re not appealing to the momentum guys for the moment, and I wish we were. I think our stock is greatly undervalued.

(b) Since the second quarter of 2004 Hearst Corp. has acquired more than 8.1 million shares of Hearst-Argyle. More than 5 million of those shares were acquired at prices above the $23.50 tender Buyout Price. In 2004 and 2005, Hearst Corp. paid as high as $25.80 and $25.72, respectively, to acquire shares. As recently as 2006, Hearst Corp. paid up to $24.00 to acquire shares;

(c) Hearst-Argyle has recently begun to meaningfully monetize its content via retransmission consent negotiations with program distributors. Retransmission consent revenue totaled $6.8 million in 2005, $18 million in 2006, and is projected to be $18 — $20 million in 2007;

(d) By the end of 2007, Hearst-Argyle will have spent approximately $90 million related to digital conversion. While all shareholders bore the expense of these capital expenditures over the past several years, Hearst Corp. will be the primary beneficiary of the return on these investments if the Buyout Transaction is allowed to proceed;

(e) According to a recent Reuters article, analysts predict television stations could see $2 billion to 43 billion in political advertising revenue in 2008, up from $1.6 billion in 2006 and $900 million in 2004; and

(f) Prior to Hearst Corp.’s Buyout Offer, shares of Hearst-Argyle’s common stock closed at or above $23.50 on 134 out of 162 trading days during 2007, or 83% of the time.

37. By reason of their positions with the Company and their relationships with Hearst Corp., the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of the Company and, especially, the true value and expected increased future value of the Company and its assets, which they have not disclosed to the Company’s public shareholders.

38. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

39. By virtue of the foregoing, defendants have participated in unfair self-dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided each other in breach of their fiduciary duties owed by them to plaintiff and the Class.

40. The Buyout Transaction is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by defendants to aggrandize the Company’s financial position and interests and those of the interested directors, at the expense and to the detriment of Class members. The Buyout Transaction is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of the Company and the interested directors on unfair and inadequate terms.

41. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

42. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

43. Unless the proposed Buyout transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, will not engage in arms-length negotiations on the Buyout Transaction terms, and will consummate and close the Buyout Transaction complained of and succeed in their plan described above, all to the irreparable harm of plaintiff and the members of the Class.

44. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(1) declaring this to be a proper class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

(2) enjoining, preliminarily and permanently, the Buyout transaction complained of herein;

(3) to the extent, if any, that the Buyout Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;

(4) directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and

(6) granting such other further relief as the Court may deem just and proper.

RIGRODSKY & LONG, P.A.

By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
N. Market Street, Suite 980
Wilmington, DE 19801
Tel.: (302) 295-5310

Dated: September 4, 2007

Attorneys for Plaintiff

OF COUNSEL:
Joseph H. Weiss
WEISS & LURIE
551 Fifth Avenue
New York, NY 10176
Tel: (212) 682-3025